82-3116

GREAT QUEST
METALS LTD.

03037618

November 12, 2003

03 NOV 24 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on November 12, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

dlw 11/26

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

November 12, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Diamond Drill Program on Bourdala Concessions
Niaragui Pitting Results

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is very pleased to announce that the 2,000 metre diamond drill program on the Bourdala concessions is on schedule and set to begin in November. Below are the targets to be tested:

1. Bourdala Sud Ouest zone – In 2002, DDH-06 intersected 10 m of 3.92 g/t gold and 5 m of 8.63 g/t gold. A total 7 m of 0.77 g/t gold and 0.53 g/t gold occur above and below the 10 m section. If all three are combined, it gives 24 m of 2.01 g/t gold. This zone was extended for 400 meters on the surface through tracing areas of orpaillage, or hand dug pits, and soil and pit samples anomalous in gold. A total of 7 holes are planned to test this zone at depth.
2. TD zone – Two holes are planned to determine the orientation of the zones intersected in the 2002 DDH-02, which intersected 5.5 m of 2.91 g/t gold and 7.0 m of 4.24 g/t gold.
3. Niaragui zone – One or two holes are planned for the high-grade Niaragui zone to test where samples from pits have assayed as high as 77 g/t gold.
4. Drin Drin and Nanike Sodjigui areas – Two to three holes are planned in these areas to follow up positive results from last years drill program.

The digging and sampling of pits in the Niaragui zone was largely inconclusive because of a layer of laterite up to 2 metres thick over much of the area. Laterite in Mali is a hard rock-like material which forms on the surface and is an end-product in areas subjected to a high degree of weathering. The laterite prevented the digging of pits in many areas along the zone. Most of the pits dug were east or west of the zone. An assay from one pit along the zone is 1.73 g/t gold. This was 15 metres east of a pit with 2.83 g/t gold. It indicates a possible width of up to 15 metres for the zone. It is important to dig below the laterite and the zone near the surface where gold has been leached. The depth of the previous samples of 23, 57, and 77 g/t gold was 7 to 14 metres whereas the deepest pit in the just concluded program was only 6.3 metres.

"Signed"
Willis W. Osborne
President

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